FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Translation of a letter to the Buenos Aires Stock Exchange regarding the filing in the U.S. Bankruptcy Court of a petition under Section 304 of the United States Bankruptcy Code.

Item 1

FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, September 13, 2005

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE:    Information Art. 23º - Listing Rules

I am writing you as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you of the following:

1)	As informed previously, the Acuerdo Preventivo Extrajudicial (the “APE”) signed by Telecom Argentina and its financial creditors was homologated by the Argentine Court. Moreover, on August 31, 2005 the New Notes were issued and the cash payments were made, in exchange for the outstanding debt, whereby such debt was canceled, and the terms of the APE were complied with, in accordance to Articles 55, 56 and 76 of the Argentine Bankruptcy Law.

2)	In order to obtain recognition of the homologation and the APE from the courts in the United States of America, the Company has filed in the Bankruptcy Court of such country a petition under Section 304 of the United States Bankruptcy Code, requesting that the judicial homologation granted to the APE of Telecom by Argentine courts is given full force and effect in the United States of America.

Sincerely,

Maria Delia Carrera Sala
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 16, 2005	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	President